Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 9/30/2021

($000’s)

9/30/2021
Assets
Cash and Balances Due From	$63,715,510
Depository Institutions
Securities	148,000,109
Federal Funds	22,403
Loans & Lease Financing Receivables	298,005,995
Fixed Assets	6,031,305
Intangible Assets	13,529,305
Other Assets	27,506,020

Total Assets	$556,810,647
Liabilities
Deposits	$449,625,649
Fed Funds	2,016,875
Treasury Demand Notes	0
Trading Liabilities	1,136,642
Other Borrowed Money	33,001,952
Acceptances	0
Subordinated Notes and Debentures	3,600,000
Other Liabilities	14,733,477

Total Liabilities	$504,114,595
Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	37,606,027
Minority Interest in Subsidiaries	804,910

Total Equity Capital	$52,696,052
Total Liabilities and Equity Capital	$556,810,647